July 24, 2006

BY HAND AND BY EDGAR

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	New BlackRock, Inc.
Registration Statement on Form S-4 (File No. 333-134916)

Dear Mr. Webb:

On behalf of New BlackRock, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-4 filed with the Commission on June 9, 2006.

The changes reflected in the Registration Statement include those made in accordance with the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 7, 2006 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter in italics each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions in our responses correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 1.

General

1.	Please advise us whether BlackRock gave its financial projections to Merrill Lynch.

BlackRock provided financial projections to Merrill Lynch, subject to the terms of a confidentiality agreement.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

2.	Please provide the staff with a copy of the Citigroup board book for the transaction.

A copy of the presentation materials dated February 14, 2006 prepared by Citigroup for BlackRock’s board of directors is being provided to the Staff by Latham & Watkins LLP, counsel for Citigroup, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Latham and Watkins LLP will request on Citigroup’s behalf that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

3.	Please unbundle the charter and by-law changes from the BlackRock equivalents in the New BlackRock charter and by-laws. See the September 2004 Interim Telephone Interpretations.

We have revised the proxy statement/prospectus to provide for five additional proposals (Proposals 3-7) regarding the charter and by-law amendments. Each of the proposals in the proxy statement/prospectus is conditioned on the approval of each other proposal. We have not provided proposals for those by-laws amendments that the board of directors would have the power to enact without a vote of securityholders.

Prospectus Cover Page

4.	Please confirm that your cover page does not, or will not, exceed the one-page limit imposed by Item 501(b) of Regulation S-K. We note that currently it is on two pages.

We note the Staff’s comment and confirm that the cover page will not exceed the one-page limit. Amendment No. 1 reflects this change.

5.	Please indicate the number of New BlackRock shares to be issued pursuant to the prospectus. See Rule 501(b)(2).

The disclosure on the cover page has been revised to state that, based on the number of BlackRock shares outstanding on July 19, 2006, we expect that approximately 69,433,436 shares of New BlackRock common stock, par value $0.01 per share, will be issued in the merger.

Forward-looking Statements, page v

6.	Please move the discussion of forward-looking statements to a place outside the forepart of the document.

In accordance with the Staff’s comment, we have moved the discussion of forward-looking statements to page 22 of the proxy statement/prospectus.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

7.	The proxy statement/prospectus does not contain forward-looking statements within the meaning of the securities laws since it is an initial public offering. Please revise.

We note the Staff’s comment and have revised the disclosure to remove references to federal securities laws.

Forward-looking Statements, page v

8.	Please move the discussion of forward-looking statements to a place outside the forepart of the document.

Please see our response to Comment 6.

The Stockholder Agreements, page 7

9.	Please revise the fourth paragraph, beginning “At all times after the closing...” to clarify the nature of the prohibitions discussed, and disclose these in more detail elsewhere in the prospectus, as appropriate.

The disclosure on page 6 has been revised to indicate that the prohibitions relate to mergers, acquisitions, business combination transactions, restructurings and tender offers.

We further direct the staff to the disclosure on page 70 under the caption “Prohibited Actions.”

Regulatory Matters, page 8

10.	Please revise to delete the statement that Merrill Lynch will receive “approval of the Securities and Exchange Commission...” The Commission does not and will not issue any type of approval for this transaction. Please change similar disclosure on page 40.

The disclosure has been revised to delete the reference on each of page 8 and page 44.

Selected Historical Financial Information, page 11

MLIM, Summary of Selected Financial Data, page 11

11.	We refer to footnote * regarding the decrease in profit margin in 2006 due to the impact of a $109 million one-time compensation expense related to the modification of MLIM stock compensation awards. In this regard, please revise this footnote to:

•	Include a cross reference to the “New Accounting Pronouncements” section of Note 1, “Summary of Significant Accounting Policies” on page F-13 that describes the terms and timing of this transaction; and

•	state that the one-time charge also includes the effects of the adoption of SFAS 123R which was adopted in the first quarter of 2006.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The first note on the MLIM-Summary of Selected Financial Data table has been revised to read as follows:

*	Decrease in pre-tax profit margin in 2006 includes the impact of the recognition of $109 million in one-time compensation expense related to the modification of ML & Co. stock awards and the adoption of SFAS 123R. See the New Accounting Pronouncements section of Note 1 to Merrill Lynch Investment Manager’s Business Financial Statements for additional information.

12.	Please revise to add footnotes to:

•	Describe the reasons for the net operating loss of $134 million incurred in fiscal 2001.

•	Explain the reasons for the 13% decrease in total assets in 2005 as compared to 2004.

•	Describe the effects of the acquisition of the Philips pension business in September 2005, which increased assets under management by $18 billion, on the comparability of 2005 operating results with prior periods. Cross reference to related disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 28.

The following footnotes to MLIM’s Summary of Selected Financial Data have been added:

**	Amounts were derived from MLIM’s audited combined financial statements as of, and for the year ended, December 30, 2005. Total assets at year-end 2005 declined $2.6 billion, or 14% from year-end 2004, primarily as a result of a $2.3 billion, or 35%, decline in separate account assets driven by a transfer of assets from consolidated separate account products to investment funds within MLIM’s assets under management. As such, these assets are no longer included in MLIM’s balance sheet.

***	MLIM’s 2001 pre-tax loss includes $283 million of net restructuring and other charges related to ML & Co.’s 2001 restructuring plan.

In regard to the acquisition of the Philips pension business in September 2005, this transaction is immaterial to MLIM. The $18 billion of assets under management acquired represents only 3% of total MLIM assets under management at December 30, 2005. The related impact on operating results is also immaterial, representing less than 2% of net revenues on an annualized basis in 2005.

BlackRock, Summary of Selected Financial Data, page 11

13.	Please revise to explain in a footnote that the “Pro Forma for the Transactions” columns for the three months ended March 31, 2006 and the year ended December 31, 2005

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

include the pro forma effects of the merger between BlackRock and MLIM as if the merger had occurred at the beginning of the fiscal period presented. Provide a cross reference to additional disclosure regarding the pro forma effects of the merger transaction in the “New BlackRock, Inc. Pro Forma Financial Statements” section starting on page F-32.

The Company has revised the disclosure to include the explanatory language referred to above in footnote a on page 12 and a cross reference to the additional disclosure in the Pro Forma Condensed Combined Financial Statements on page F-31.

14.	Revise footnote ## to disclose the annual expense of $59 million and $104 million in 2005 and 2004, respectively related to the LTIP Awards based on having reaching the stock price threshold for vesting. Refer to Note 12, “Stock Awards and Incentive Plans” in the BlackRock 2005 10-K.

The Company has revised footnote ## to include the annual expense and to refer to Note 12 in BlackRock’s 2005 10-K, as noted above.

15.	Please revise to describe in a footnote the effects on operating results and financial condition for fiscal 2005 of the acquisition in January 2005 of SSR Holdings from MetLife. Refer to Note 2, “Acquisition” on page F-32 of the BlackRock 2005 10-K

The Company has added footnote (1) to page 12 to explain the increase in AUM as a result of the SSR acquisition and references to both Note 2 to the consolidated financial statements and the MD&A within BlackRock’s 2005 10-K.

Historical and Pro Forma Per Share Data, page 12

16.	Please revise to provide a footnote to the pro forma basic and diluted earnings per share figures for the three months ended March 31, 2006 and the twelve months ended December 31, 2005, that refers to the tables that present how they were computed on page F-38 in the “New BlackRock, Inc. Pro Forma Financial Statements” section.

The Company has revised the disclosure to include such footnote on page 13.

17.	Please revise to state in a footnote the assumptions used to determine the “Pro forma book value per share” for New BlackRock.

The Company has revised the disclosure to include such footnote on page 13.

18.	Please revise to describe in a footnote why the pro forma book value per share decreased during the three months ended March 31, 2006 as compared to the year ended December 31, 2005 but the historical book value per share increased during these same comparative periods.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The Company has revised the disclosure to include such discussion in footnote (5) on page 13. The variance was primarily the result of an increase in the March 31, 2006 MLIM other payables of $1.1 billion, which relates to expense allocations from Merrill Lynch. The historical amounts were solely related to BlackRock. Please also see our response to Comment 35.

Global Market Activity, page 12

19.	We refer to the statement that subsequent to the first quarter the global financial markets have started to decline and to the reference to related risk factor disclosure in the Form 10-K of BlackRock for 2005. In this regard, please revise this section to include the following:

•	describe the potential effects of global market volatility on MLIM revenues considering 45% of its assets under management are in Merrill Lynch’s Global Private Client Group.

•	include a reference to the risk factor on page 18 titled “Loss of market share with Merrill Lynch’s Global Private Client group could harm operating results of New BlackRock”.

•	revise note ## on page 11 that refers to the “Global Market Activity” section to state that this section concerns the effects of market volatility on both BlackRock and MLIM.

The disclosure on page 14 has been revised to describe the effects of global market volatility, to include a reference to the risk factor on page 20. We have also revised note ## on page 12 in accordance with the Staff’s comment.

Risk Factors, page 14

The market price for New BlackRock common stock..., page 14

20.	The point of this risk factor is not clear. Please revise to clarify.

The disclosure on page 16 has been revised to explain that, following the completion of the transactions, the market price of New BlackRock common stock will reflect risks associated with the MLIM business, the nature and extent of which may be different from the nature and extent of the risks associated with BlackRock common stock prior to the transactions. The risk factor on page 20 regarding the MLIM business has also been revised to explain that the MLIM business has a greater degree of exposure than the existing BlackRock business to global market and economic conditions and equity security prices.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Our failure to complete the transactions..., page 15

21.	Please revise to clarify the nature and quantify the “significant fees and expenses.” Also, revise to clarify why the failure to complete the transaction would likely lead to negative perceptions and a decline in the stock price.

The disclosure on page 17 has been revised to clarify the nature of, and to quantify, the fees and expenses and to explain that the failure to complete the transactions may lead to a decline in the stock price because the market price of BlackRock’s common stock may reflect positive market assumptions that the transactions will be completed and that the related benefits will be realized.

Following the completion of the transactions, for so long as Merrill Lynch..., page 16

22.	Please revise to clarify the risk to the company and/or to investors.

The disclosure on page 18 has been revised to clarify that, as a result of the arrangements to be established in the transactions, stockholders may have no effective power to influence corporate actions, as control will be concentrated in the board of directors.

Reasons for the Transactions, page 25

23.	Please revise to disclose the reasons why the parties are engaging in this transactions. Refer to Item 4(a)(2) of Form S-4. We note that this section currently provides a list of neutral “factors” considered by the BlackRock’s board rather than the positive reasons why the board has chosen to engage in this transaction. Please revise to state these factors in positive terms and be as specific as possible regarding how, for example, certain aspects of the information considered by the board in each of the areas discussed provide a basis for supporting this transaction. Also, provide a discussion of all specifically negative aspects of this information considered by the board, not merely a few generic risks associated with the merger.

The disclosure on page 29 has been revised in response to the Staff’s comment. We have enumerated specific reasons for the board’s decision to engage in the transactions and specific negative factors considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

24.	We refer to the acquisition of the Phillips pension business in September 2005 and to related disclosure in Note 1, “Summary of Significant Accounting Policies, Goodwill and Intangibles” on page F-12. In this regard, please revise MD&A to discuss the following:

•	the effects of this acquisition on MLIM’s current results of operations, cash flow and liquidity; and

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

•	any material risks of decreases in value of the $18 billion in AUM acquired due to increased global market volatility subsequent to the first quarter of 2006, as stated in the “Global Market Activity” section on page 12.

As described above in the response to Comment 12, the Philips transaction is immaterial to MLIM and accordingly has an immaterial impact on MLIM’s results of operations, cash flow and liquidity. The transaction resulted in MLIM recording $68 million of intangible assets, which accounted for less than 2% of MLIM’s year-end 2005 Goodwill and Other Intangibles balance. This transaction is not significant to MLIM and therefore the related impact of market volatility is immaterial.

Opinion of Citigroup Global Markets Inc., page 41

25.	Please disclose how much remuneration Citigroup has received for each of the transactions listed. Also, please clarify the final sentence of carryover paragraph on page 50 so that it is clear that all the relationships are disclosed that are required to be disclosed.

Additional disclosure has been added on page 54 in response to the Staff’s comment. Management believes that all information required to be disclosed pursuant to Item 1015(b)(4) of Regulation M-A has been included in the proxy statement/prospectus.

Material U.S. Federal Income Tax Considerations, page 50

26.	Please revise to indicate that this discussion is based on a tax opinion filed in a pre-effective amendment.

The disclosure on page 55 has been revised in accordance with the Staff’s comment. A draft of the tax opinion is filed as Exhibit 8.1 to Amendment No. 1, and the final tax opinion will be filed along with our acceleration request.

Transaction Agreement and Plan of Merger, page 52

27.	Please revise under “MLIM Business Contribution” at the top of page 53 to clarify that there will be some restructuring of MLIM, whereby certain assets and liabilities not related to the MLIM business will not be transferred to BlackRock. We note the disclosure in the fourth bullet from the bottom of page 59.

The disclosure at the bottom of page 56 has been revised in accordance with the Staff’s comment.

Covenants, page 59

28.	We refer to the covenant in the thirteenth bullet point on page 59 that states the MLIM business entities will transfer all asset and liabilities that are not related to the MLIM business to a ML & Co. entity that is not being transferred to BlackRock. In this regard,

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

please tell us the nature and amount of assets and liabilities transferred to the ML & Co. entity that are not being transferred to BlackRock and confirm to us that MLIM is not contingently liable for any of the liabilities transferred.

Existing assets and liabilities of MLIM that are remaining with ML & Co. are approximately $0.2 billion and $0.6 billion, respectively. These assets and liabilities primarily represent MLIM’s Private Investors business in Europe as well as certain deferred tax balances. We confirm to you that MLIM is not contingently liable for any of the liabilities that are remaining with ML & Co.

Documents Incorporated by Reference, page 89

29.	You can incorporate proxy statements going forward, but not those already filed. Please revise.

The reference on page 93 to BlackRock’s 2006 annual meeting definitive proxy statement on Schedule 14A has been deleted in accordance with the Staff’s comment.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statement of Earnings, page F-3

30.	You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

•	how you determined that this is an appropriate presentation; and

•	how you gather costs to make management decisions.

MLIM offers a broad array of taxable and tax-exempt fixed-income, equity and balanced mutual funds and segregated accounts for a diverse global clientele, as well as a wide assortment of index-based equity and alternative investment products to its diverse client base of institutions, pension funds, high-net-worth individuals and retail investors around the world. In some cases, the same or similar products and services may be offered to both individual and institutional clients, utilizing the same infrastructure. In other cases, a single infrastructure may be used to support multiple products and services offered to clients. When MLIM analyzes its profitability, it does not focus on the profitability of a single product or service. Instead, it looks at the profitability of businesses offering an array of products and services to various types of clients. Therefore, the profitability of the products and services offered to pension funds, high-net-worth individuals and retail investors is analyzed separately from the profitability of products and services offered to institutions, regardless of whether there is commonality in products and services or infrastructure. As such, we do not separately disclose the costs associated with the products and services sold or our general and administrative costs.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

When pricing its various products and services, MLIM considers multiple factors, including prices being offered in the market for similar products and services, the competitiveness of its pricing compared to competitors, the profitability of its businesses and its overall profitability, as well the profitability, creditworthiness, and importance of the overall client relationships.

Expenses which are incurred to support products, services and infrastructure shared by businesses are allocated to the businesses based on various methodologies which may include headcount, square footage, and certain other criteria. Similarly, certain revenues may be shared based upon agreed methodologies. When looking at the profitability of various businesses, Merrill Lynch considers all expenses incurred, including overhead and the costs of shared services, as all are considered integral to the operation of the businesses.

In order to change Merrill Lynch’s or MLIM’s income statement structure to support a cost of goods sold presentation, a theoretical framework would have to be established for this alternate view of profitability. The majority of Merrill Lynch’s financial systems would need to revamped. This effort would cost of tens of millions of dollars and would involve thousands of employees around the world. This effort would put an undue burden on Merrill Lynch and MLIM and would provide financial information that would not be useful for management as Merrill Lynch and all other financial institutions do not view their financial results under a cost of goods sold framework.

31.	Tell us why you have added the portfolio servicing fees along with asset management fees as a single revenue line item in the income statement. Consider in your response:

•	the variability of the portfolio servicing fees which are earned only if investment performance exceeds predetermined levels; and

•	accruals for portfolio servicing fees are subject to reversal pending future performance. Refer to Note 1, “Summary of Significant Accounting Policies, Revenue Recognition” on page F-10.

Asset management and portfolio service fees combine multiple types of fee-based revenues. Portfolio service fees are associated with account servicing and custody; they are not performance fees and are not subject to future reversal.

32.	Please revise the intercompany expense allocation to identify the nature of the corporate expenses that have been allocated to MLIM and describe in Note 1, “Basis of Presentation” the methodology used to allocate these expenses.

The income statement presentation has been revised to show these allocated expenses in their natural line items. In addition, the following language has been added to Note 1, Basis of Presentation, to MLIM’s 2005 combined financial statements: “Allocations of corporate expenses that are not directly paid by or contracted for Merrill Lynch segments are made based on a blended allocation rate that was derived based on headcount, square footage and certain other criteria, including an estimate of time spent by corporate personnel on MLIM-related matters.”

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Combined Statements of Net Assets, page F-4

33.	Please provide us with an analysis that reconciles the $15.787 billion of total assets of MLIM as of December 31, 2005 with total assets of $7.47 billion for the business segment of MLIM stated in Note 3, “Segment and Geographic Information” on page 86 of the Form 10-K for the period ended December 31, 2005 of Merrill Lynch.

As noted in Note 3 to the Consolidated Financial Statements in Merrill Lynch’s 2005 Form 10-K, for segment reporting purposes, goodwill and other intangibles are considered to be Corporate assets and are not allocated to the business segments. In addition, intercompany assets are not included in segment assets as they are eliminated in consolidation. The following table reconciles the MLIM segment assets as reported in Merrill Lynch’s 2005 Form 10-K to those reported in the Registration Statement:

$ in billions

MLIM Assets per Note 3 of Merrill Lynch’s Form 10-K	$7.470
Goodwill and Other intangibles	4.424
Gross-up of Intercompany Assets and Liabilities	3.893

MLIM Assets per Registration Statement	$15.787

34.	Please explain to us why the net revenues and pre-tax earnings in the MLIM Combined Statement of Earnings in the Form S-4 are identical to the net revenue and pre-tax earnings figures in the segment information in Note 3 of the Merrill Lynch financial statement considering the increase of $8.31 billion in total assets of MLIM in the financial statements in the Form S-4 as compared to the segment disclosure in Note 3 of the Merrill Lynch Form 10-K.

As described in the response to Comment 33, the increase in MLIM’s assets is driven by two components, goodwill and other intangibles and a gross-up of intercompany assets, neither of which requires an adjustment to the income statement. The net revenues and pre-tax earnings related to intercompany assets and liabilities is already included in the MLIM segment results.

Combined Statement of Changes in Net Assets, page F-5

35.

We refer to the “Change in ML & Co. asset and liability allocations” and related disclosure in Note 1, “Basis of Presentation” on page F-7. In this regard, please revise this disclosure to state what are the specific types and dollar amounts of assets and liabilities from ML & Co. that have been allocated to MLIM and the basis for their allocation.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The primary components of the net asset allocations are deferred taxes, certain customer receivable balances and the ML & Co. liquidity portfolio and its related funding liabilities. The majority of MLIM’s allocated revenues are related to corporate interest allocations which are based on balance sheet or capital usage. The liquidity portfolio is an important component of Merrill Lynch’s Liquidity Risk Management. The carrying value of this portfolio was $18 billion and $14.9 billion at year-end 2005 and 2004, respectively. Details on this portfolio can be found in the Capital and Funding disclosure of Management’s Discussion and Analysis, on page 49 of Merrill Lynch’s 2005 Annual Report on From 10-K. The allocated revenues related to these assets and liabilities are included in MLIM’s net revenues and pre-tax earnings. The balance sheet and net revenues related to these items are allocated based either on balance sheet and capital usage or based on a blended allocation rate as described in our response to Comment 32.

The following disclosure has been added to Note 1 to MLIM’s 2005 combined financial statements:

“The primary components of the net asset allocations are deferred taxes, certain customer receivable balances and the ML & Co. liquidity portfolio and its related funding liabilities. The majority of MLIM’s allocated revenues are related to corporate interest allocations which are based on balance sheet and capital usage.”

Combined Statement of Cash Flows, page F-6

36.	Revise the “Other, net” line item for $946 million in the “Cash flows from Operating Activities” in 2004 to describe the major types of specific activities that resulted in these changes in operating assets and liabilities.

The cash flow statement in MLIM’s 2005 combined financial statements has been revised to reduce the “Other, net” amounts. The majority of the amounts previously reported in this line are related to other receivables and other payables. These amounts are now included in the revised line items “Customer and other receivables” and “Customer and other payables.” In addition, certain cash flows have been moved to “Net receivables from/payables to affiliates,” which is a more appropriate classification for these amounts.

37.	Please revise the note to the financial statements to describe the transaction in the “Cash Flows from Financing Activities” section in which capital contributions from parent increased by $5.4 billion and Net Receivables from Affiliates decreased by the same amount.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The following disclosure has been added to Note 1 to MLIM’s 2005 combined financial statements:

“Cash Flows

In 2004 MLIM received a capital contribution from its parent company. This capital primarily supports MLIM’s goodwill and replaced an intercompany loan that was previously used for that purpose. See Note 1 - Goodwill and Other Intangibles section for further details on MLIM’s goodwill.”

Basis of Presentation, page F-7

38.	We refer to the second paragraph on page F-7 regarding the stand-alone basis for presenting the MLIM operations. In this regard, please revise to explain the following terms used to describe the allocation methodology:

•	Explain what are mixed use or shared entities and how their costs are allocated to MLIM.

•	Describe how you determined the nature of the relationship between these cost centers and the MLIM business in order to establish an allocation basis.

•	Explain what you mean by ML general ledger hierarchy and how you used it to establish an allocation methodology.

Merrill Lynch has two hierarchies — one is legal entity-based and the other is used for segment reporting. The building blocks in both of these hierarchies are cost centers. Each cost center is consolidated into a legal entity and a segment. Legal entity financials are derived using the legal hierarchy and applying standard consolidation accounting, including the elimination of intercompany balances. For management reporting purposes, these same cost centers are consolidated to segments with certain management reporting adjustments being made. These adjustments include allocating corporate overhead charges based on various approved methodologies, allocating funding charges and applying the impact of certain revenue sharing agreements that are in place. In certain instances all of the cost centers within a legal entity consolidate into the same segment, but in many other instances this is not the case and the entities are “shared” by the segments. For example, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch’s principal U.S. broker-dealer, has cost centers that consolidate into each of Merrill Lynch’s three segments.

Note 1 to MLIM’s 2005 combined financial statements has been amended to clarify these issues.

Allocations from ML & Co., page F-9

39.

We refer to the statement that the combined financial statements reflect allocations of corporate asset, liability, revenue and account balances from ML & Co and to the “Change in ML & Co. asset and liability allocations” accounts in the Combined

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Statement of Changes in Net Asset on page F-5. In this regard, for each of these allocations from the parent, please revise to provide the following information:

•	State the specific nature and dollar amounts of assets, liabilities, revenue and expenses from ML & Co. that have been allocated to MLIM.

•	Describe the nature of the account balances that are allocated to MLIM and the basis for their allocation.

•	Explain the incremental or proportional allocation method used to allocate these corporate items to MLIM.

•	Explain the reasons why the “Change in ML & Co. asset and liability allocations” has decreased net assets in 2003 by $283 million; increased net assets in 2004 by $652 million and decreased net assets in 2005 by $196 million.

•	An assertion from management that the allocations methodology used is reasonable.

   Refer to Interpretive Response to Question 2 of SAB 1.B.

As explained in our response to Comment 35, the primary components of the net asset allocations are deferred taxes, certain customer receivable balances and the ML & Co. liquidity portfolio and its related funding liabilities. These net assets are allocated using a blended rate as described in our response to Comment 32. The majority of MLIM’s allocated revenues are related to corporate interest allocations which are based on balance sheet or capital usage.

The primary reason for the changes in ML & Co. asset and liability allocations as disclosed in the Combined Statements of Changes in Net Assets for 2003 is a decrease in allocated deferred tax assets. The change in such balance for 2004 is caused by increases in allocated deferred taxes and customer receivables. In 2005, customer receivable allocations decreased.

Note 1 to MLIM’s 2005 combined financial statements has been revised to clarify these points. In addition, the following statement has been added to Note 1: “Management of Merrill Lynch believes that the allocation methods used are reasonable and result in accurate financial statements for the MLIM segment.”

Variable Interest Entities, page F-9

40.

We refer to the statement that although a VIE’s actual results may differ from projected outcomes a revised qualitative and/or quantitative analysis is not required based on results achieved. In this regard, please revise and reconcile this statement with the reconsideration events discussed in paragraph 7 of SFAS 46R that can affect the determination of whether an entity is a VIE based on changes in expected losses and expected residual returns. A similar revision should be made to MLIM’s “Critical Accounting Policies” section on page 36.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The intent of the statement was to simply indicate that as long as the entity in question continuously is engaged in the activities and invests in assets that were anticipated when the initial FIN 46R analysis was performed, a revised qualitative and/or quantitative analysis is not required if the entity’s results differ from the expected results due to performance. The statements on page F-10 and 42 have been modified to more specifically address paragraph 7 as follows:

“Although a VIE’s actual results may differ from projected outcomes, unless certain events as required under FIN 46R have occurred, a revised consolidation analysis is not required.”

Goodwill and Other Intangibles, page F-12

41.	We refer to the acquisition of Philip’s pension business in September 2005 for $81 million. In this regard if material, please revise the footnote to provide the information required by paragraph 51 and 52 of SFAS 141 regarding the terms of the acquisition.

The Philips transaction resulted in MLIM recording $68 million of intangible assets, which accounted for less than 2% of MLIM’s year-end 2005 Goodwill and Other Intangibles balance. MLIM management does not believe the transaction is material to MLIM and therefore the transaction does not warrant further disclosure.

Note 7, Commitments and Contingencies, page F-17

42.	We refer to Note 12, “Commitments, Contingencies and Guarantees” on page 106 of the Form 10-K of Merrill Lynch for the year ended December 31, 2005 that discloses the terms of specific litigation such as the IPO Allocation Litigation, Enron Litigation and Research Litigation that have affected their consolidated financial statements. In this regard, please revise this note to state the litigation to which MLIM is a party to the litigation as a subsidiary of ML & Co.

MLIM’s involvement in litigation is described in Note 7 to its Combined Financial Statements on page F-17 of Amendment No. 1. In regard to the specific litigation matters disclosed in Note 12 in ML & Co.’s 2005 Form 10-K, MLIM is not a party in the IPO Allocation Litigation, is not a party in the major Enron cases, is not a party in either of the two research class actions that are being actively litigated, and, with regard to the research class actions that have been settled in principle, will not bear the costs of the settlements. MLIM management does not believe that any further disclosure regarding litigation is warranted.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Note 10, Income Taxes, page F-21

43.	Please tell us and revise the note to describe if the income tax expense of MLIM is recorded on a stand-alone basis. Consider in your response that the “Termination of Tax Sharing Agreements” on page 63 states Merrill Lynch will terminate, under the merger agreement, all tax allocation or sharing agreements with affiliates conducting the MLIM business. Refer to interpretive response to Question 3 of SAB 1:B.1.

As described in footnote 1 on page F-12, MLIM is included in the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of ML & Co. The accompanying combined financial statements reflect federal income taxes approximating the separate company method, and state and local tax expense based on a consolidated ML & Co. composite state tax rate. Accordingly, income tax of MLIM is recorded on a stand-alone basis consistent with SEC interpretive response to question 3 of SAB 1:B:1. Note 10 to MLIM’s 2005 combined financial statements on page F-20 has been revised to include this language.

44.	We refer to the “Income Taxes” section of the “Critical Accounting Policies” in MD&A on page 27 of the Form 10-K of Merrill Lynch for the period ended December 31, 2005 that states:

•	ML & Co. is under examination by the IRS covering fiscal years 2001 to 2003 and IRS audits have also started for 2004 and 2005.

•	Tax reserves have been established which ML & Co. believes are adequate in relation to the potential assessments.

•	There is a reasonable possibility that additional amounts totaling no more than $150 million may be incurred.

•	ML & Co. will adjust the reserves when they have more information available. The reassessment of tax reserves could have a material impact on ML & Co.’s financial statements if it occurs.

     In this regard, please revise the note to explain whether:

•	any of these IRS audits will affect the amount of tax reserves of MLIM and the estimated amount of the tax contingency that relates to the operations of MLIM;

•	the effect of these pre-acquisition contingencies on the fair value of MLIM; and

•	how you will account for this pre-acquisition contingency.

The resolution of the tax audits described in ML & Co.’s 2005 Form 10-K are not anticipated to affect MLIM operations post transaction. Therefore, no disclosure is deemed necessary.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Financial Statements for the three months ended March 31, 2006

Note 8, Commitments and Contingencies, page F-30

45.	We refer to Note 2, “Subsequent Events” on page 86 of the Form 10-K of Merrill Lynch for the year ended December 31, 2005 that states on February 16, 2006 ML & Co. entered into agreements-in-principle settling 23 class actions that challenged the objectivity of research recommendations related to securities of Internet Companies. As a result of this settlement an accrual for other liabilities was recorded in accordance with SFAS 5 for a pre-tax charge of $170 million which was included in other expense. In this regard, please tell us and disclose in this footnote whether a corresponding amount of this tax settlement was allocated to MLIM and recorded in the financial statements.

None of the $170 million referred to in Note 2 to ML & Co.’s 2005 Form 10-K is included in MLIM’s results. For segment reporting, this entire amount is included in the Corporate segment.

Pro Forma Financial Statements, page F-32

46.	Please revise to provide a pro forma adjustment giving effect to the recurring retention expense to be incurred by the Company of $80 million as a result of the merger transaction. Consider in your response the following disclosure:

•	The risk factor titled “Loss of key personnel could lead to loss of clients and a decline in our revenues” on page 16 that states the Company has provided retention incentives for individuals who will be a part of the combined post-merger company.

•	The “Pro Forma Analysis” section on page 48 of the valuation analysis of Citigroup Global Markets which included an assumption of incremental retention expense of $80 million, amortizable in four years.

The Company assumed that the incremental retention expense of $80 million referred to on page 52 was materially offset by (1) reduced stock amortization expense to the combined company of approximately $45 million in 2006 as described in the valuation analysis of Citigroup Global Markets on page 52 and (2) the potential $50 million contribution to retention bonuses by Merrill Lynch expected to be received by New BlackRock in three years, as described in the response to Comment 60. The Company has included this assumption in Note 2 to the New BlackRock, Inc. Pro Forma Condensed Combined Financial Statements.

47.	We refer to the “Indicated transaction multiples” section on page 44 of the valuation analysis of CitiGroup Global Markets which includes a $125 million cash contribution contemplated by the transaction agreement. In this regard, please revise the pro forma financial statements to record the cash contribution for the acquisition of the MLIM business and disclose the contractual basis for the payment.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Currently, Merrill Lynch maintains and invests al large portion of MLIM’s cash balances. The $125 million referred to on page 48 of the valuation analysis is based on an estimate by BlackRock and Merrill Lynch of operating cash required for the MLIM business on a stand-alone basis. Section 5.16 of the transaction agreement provides for a capital contribution by Merrill Lynch to ensure that this operating cash requirement is met if such cash is not already in the MLIM business at the closing date. If Merrill Lynch is required to make such a contribution, it will be effected via the repayment of MLIM receivables from Merrill Lynch. Based upon the Company’s review of MLIM’s Statements of Financial Position as of December 31, 2005 and March 31, 2006, there is greater than $125 million in operating cash available and, therefore, no additional contribution is expected. The Company also did not adjust the pro forma income statements for the three months ended March 31, 2006 or for the twelve months ended December 31, 2005 for the interest income because the MLIM historical income statements already include interest income allocated to MLIM by Merrill Lynch for the use of such cash.

Notes to Pro Forma Condensed Combined Financial Statements, page F-36

Note 1, “Pending Transaction”, page F-36

48.	We refer to the “Accounting Treatment” section on page 50 that states BlackRock will be deemed the accounting acquirer for financial statements purposes. In this regard, considering that upon closing of the merger transaction Merrill Lynch and PNC, the parent of BlackRock, will own a 45% and a 34% voting interest, respectively in New BlackRock please tell us and revise to discuss here and in the “Accounting Treatment” section the following:

•	In light of the fact that Merrill Lynch will receive the larger portion of the voting rights in New BlackRock, how you determined that BlackRock is the accounting acquirer considering paragraph 17.a of SFAS 141 states the acquiring entity is, all else being equal, the owner who received the larger portion of the voting rights.

•	Any other facts and circumstances, such as those described in paragraph 17 of SFAS 141, which you considered in determining which of the parties to the merger is the accounting acquirer.

•	State in this note to the pro forma financial statements which of the controlling parties of the combining entities is the accounting acquirer under SFAS 141 and describe the authoritative basis for your determination.

•	Please tell us if this merger transaction would result in a loss of any tax attributes.

The Company believes that BlackRock is the acquirer in the contemplated transactions based upon its analysis of SFAS 141, paragraphs 17-19. Paragraph 19 provides that if a new entity is formed to issue equity interests to effect a business combination, one of the

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

existing entities shall be determined to be the acquiring entity on the basis of the evidence available in light of the criteria outlined in paragraphs 16-18 of SFAS 141.

In analyzing paragraphs 17 and 18, the Company notes the following:

•	The relative voting rights of BlackRock, Inc. stockholders who, as a group, will retain 55% of the voting power and over 50% of all equity securities of the combined entity.

•	The board of directors of the combined entity will be comprised of 17 directors, twelve of whom are currently on the board of BlackRock, Inc., one of whom will be appointed from current BlackRock management and three of whom will be designated by Merrill Lynch. The remaining director will be appointed independently by the New BlackRock, Inc. board of directors. See discussion beginning on page 79.

•	The current CEO of BlackRock, Inc. will become the CEO of the combined company. The executive management committee of New BlackRock, Inc. will contain nine current BlackRock executives and two additional executives from MLIM. See discussion on page 80.

•	As reflected in the New BlackRock, Inc. Pro Forma Condensed Combined Financial Statements as of and for the three months ended March 31, 2006, MLIM contributed 52% of net income before pro forma adjustments in exchange for 45% to 49% of New BlackRock, Inc. common shares.

•	New BlackRock, Inc. will retain the BlackRock name and operating infrastructure.

Based upon the foregoing factors, the Company has concluded that BlackRock, Inc. is the acquirer in the transaction. The Company did not consider the perspective of the ownership of PNC or Merrill Lynch, as the Company does not believe that either PNC or Merrill Lynch is one of the “combining entities” pursuant to SFAS 141. The Company considered that Merrill Lynch will hold the largest minority interest in the combined entity subsequent to the transaction, however, the Company believes that the evidence to the contrary, as outlined above, provides greater indication that BlackRock, not MLIM, is the ultimate acquirer.

The disclosure has been revised to include additional language in this regard in the “Accounting Treatment” section on page 54 and in Note 1 to the Condensed Combined Financial Statements on page F-35.

49.	Provide us with the qualitative and quantitative analysis you performed to conclude that the existence of any other factors outweighs the condition in paragraph 17 of SFAS 141 related to using the majority of the voting rights as the basis for determining who is the accounting acquirer in the merger transaction.

Please see our response to comment 48 above.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

50.	We refer to the statement that upon closing of the merger transaction, Merrill Lynch will own approximately 65 million shares equal to from 49% to 49.8% of the shares of the combined company, including a 45% voting interest. In this regard, please revise to explain in this section:

•	The characteristics and number of non-voting equity instruments to be owned by Merrill Lynch that results in the difference between the 49% equity investment and the 45% voting interest. Refer to the “Adjustment of consideration payable to Merrill Lynch” section on page 53 regarding the issuance of non-voting series A convertible participating preferred stock of New BlackRock if the consideration issued to Merrill Lynch exceeds 45% of the voting power of BlackRock.

•	How you will account for the non-voting convertible stock under SFAS 150 and describe the conditions that are necessary to trigger the conversion features.

•	How the fair value of the voting and non-voting equity shares issued to Merrill Lynch as consideration for the MLIM acquisition was determined.

The Company has revised the disclosure as follows:

•	The non-voting equity shares to be issued to Merrill Lynch contain dividend rights and a liquidation preference and are convertible to New BlackRock common shares on a one-for-one basis upon the transfer by Merrill Lynch of participating preferred stock to any non-affiliate. Additional language has been added to Note 1 to the Pro Forma Condensed Combined Financial Statements on page F-35 describing the characteristics of the non-voting equity instruments expected to be issued to Merrill Lynch.

•	The Company intends to account for the convertible non-voting preferred shares to be issued to Merrill Lynch as equity, in accordance with SFAS 150. The Company does not believe such shares qualify as an unconditional or conditional obligation of the issuer pursuant to SFAS 150 in that there is no net cash settlement provision contained within the preferred stock certificate of designations. Additional language has been added to Note 1 to the Pro Forma Condensed Combined Financial Statements on page F-35 which describes the intended accounting.

The terms of the convertible non-voting equity instruments are similar to voting shares in that Merrill Lynch is restricted in the sale of both voting and non-voting shares. Accordingly, the Company assumed that the non-voting discount would be immaterial and, as such, the fair value of such shares would be the same as voting shares of BlackRock. The Company has included such discussion in Note 1 to the Pro Forma Condensed Combined Financial Statements on page F-35.

51.	Please revise to provide a schedule, preferably in tabular form, to show the calculation of the purchase price allocations, including the value assigned to net tangible and intangible assets acquired as well as to liabilities. In that presentation:

•	State how the purchase price of the acquisition was determined and allocated to specific identifiable tangible and intangible assets and liabilities as required by paragraph 35 of SFAS 141.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

•	Considering the pro forma adjustments are preliminary and subject to adjustments as stated in the second paragraph on page F-37, please identify any specific liabilities and tangible and intangible assets that are likely to be recognized and discuss any uncertainties regarding the effects of amortization periods assigned to the assets.

•	Describe the expected useful lives or amortization periods of significant assets acquired in the merger, including tangible assets and specific intangible assets subject to amortization. Disclose how the amortization period was determined.

•	Explain the accounting policies related to recording impairments to the carrying value of specific tangible and intangible assets.

•	State the dollar amount and nature of any material costs and fees a related to the acquisitions that were capitalized.

The disclosure has been revised as follows:

•	detail of the Company’s pro forma purchase price allocation is provided in Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-36;

•	an expanded description of finite-lived intangible assets was provided in the first bullet point to Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-36;

•	a bullet point describing the acquisition of the $1 billion tangible net assets was added to Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-37;

•	a bullet point describing the determination of the fair value of indefinite-life mutual fund intangible assets was added to Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-37;

•	a bullet point was added to Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-37 detailing the Company’s assumption that there were no material impairments to the carrying value of specific tangible and intangible assets; and

•	a bullet point was added to Note 2 to the Pro Forma Condensed Combined Financial Statements on page F-38 detailing the assumption that capitalized costs and fees related to the transactions were immaterial.

Note 4, Pro Forma Adjustments, page F-38

52.	We refer to the last paragraph on page F-37 that describes additional assumptions made in preparing the pro forma financial statements. In this regard please revise to:

•	cross reference each individual assumption to the related pro forma adjustment on pages F-33 and F-34 for which it provides additional support; and

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

•	include where applicable a reference to the section in the registration statement that provides additional disclosure regarding contingent payments related to the merger, additional compensation stock compensation costs and stock-based awards.

The Company has provided the requested cross references.

53.	We refer to the first bullet point on page F-37 that states the fair value of finite-lived assets as of January 1, 2005 was $900 million with an estimated average amortizable life of eight years. In this regard, please tell us and revise the bullet point to describe the nature and dollar amount of the major asset categories that are included in that amount. Explain how the estimated average life of eight years was determined.

Finite-life assets consist primarily of MLIM’s institutional and separately managed accounts, which have contractual terms or historical redemptions. The average amortizable life of eight years of such assets was estimated based upon an estimate of average industry experience. The Company has revised the first bullet point on page F-36 to include such information.

54.	We refer to pro forma adjustment A on page F-33 to write off goodwill and intangible assets related to the MLIM acquisition totaling $4.454 billion. In this regard, please tell us the authoritative accounting literature you relied on to write off the pre-merger intangible assets considering paragraph 38 of SFAS 131 requires that previously recorded goodwill of an acquired entity not be recognized but does not refer to previously recorded intangible assets.

Goodwill was written off pursuant to paragraph 38 of SFAS 141. The Company did not specifically identify any intangible assets for which the current fair value was lower than MLIM’s book value. For purposes of the pro forma financial statements, the Company eliminated the book value of MLIM’s intangible assets and replaced it with the total estimated fair value upon the date of closing of the transaction (in a separate pro forma adjustment). Further, the $4.5 billion of MLIM goodwill and intangible assets primarily consists of goodwill, as net intangible assets represented less than $60 million of this amount.

55.	We refer to pro forma adjustment B on page F-33 to reclassify and separately disclose deferred commissions of MLIM of $100 million. In this regard, considering the deferred commissions balance is material to income before income taxes and minority interest of $586 million, please revise the historical financial statements of MLIM as follows:

•	Describe in the “Revenue Recognition” policies section of Note 1, “Summary of Significant Accounting Policies” on page F-10 the accounting polices regarding deferred commissions and their timing for revenue recognition.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

•	Disclose in MD&A the effects of recording deferred commissions on the operating results of the Company

•	Consider providing a roll-forward analysis of your deferred commissions with respect to the prior year’s balance.

Adjustment B on page F-33 is a balance sheet reclassification entry as described on page F-39. It has no impact on revenues or revenue recognition and therefore no further disclosure is warranted.

56.	We refer to pro forma adjustment C on page F-33 to write-off MLIM deferred tax balances as required by paragraph 38 of SFAS 141. In this regard, please revise the description of this adjustment on page F-38 to reconcile it to the additional assumptions in the second bullet point on page F-37 that states deferred taxes related to the acquisition of Mercury Asset Management Group by MLIM is amortized over seven years for tax purposes and is fully realizable.

The Company has revised the description of this adjustment on page F-39 to clarify that Mercury Asset Management Group tax deductible goodwill will be retained by New BlackRock. In addition, the Company has revised the second bullet point on page F-36 to further indicate that the Mercury goodwill is the only tax benefit that will be carried forward in the combined company.

57.	We refer to pro forma adjustment D on page F-33 to reclassify from “Other Payables” and separately disclose MLIM minority interest. With respect to the minority interest in MLIM please tell us and revise to provide the following disclosure:

•	discuss in the adjustment how this minority interest was determined as part of the merger transaction;

•	revise the historical financial statements of MLIM to separately disclose the minority interest if it relates to the pre-merger MLIM; and

•	describe in Note 1, “Summary of Significant Accounting Policies” on page F-10 the events that resulted in the minority interest in MLIM which is 10% of income before income taxes and minority interest for the three months ended March 31, 2006.

The minority interest included in both MLIM and BlackRock historical financial statements, as included in the New BlackRock Pro Forma Condensed Combined Financial Statements, is the result of certain consolidated investments which are not wholly owned. Such investments have been considered immaterial to BlackRock’s and MLIM’s historical financial statements and New BlackRock’s pro forma financial statements for further disclosure. The transactions will have no impact on the ownership of such investments.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

In regard to the second and third points in Comment 57, MLIM’s financial statements have been revised in response to the Staff’s comment.

58.	We refer to pro forma adjustment F on page F-33 to record goodwill and intangibles and deferred tax assets related to Mercury Asset Management Group. In this regard, please revise the adjustment to separately disclose the specific identifiable intangibles recorded and the amortization policies for specific intangibles subject to amortization. Describe how the deferred tax assets related to Mercury were determined and the fiscal periods that will be benefited by their realization.

The Company has revised the disclosure to:

•	include more detail regarding the purchase price allocation determination in Note 2 to the Pro Forma Condensed Combined Financial Statements;

•	include additional discussion in the second bullet point within Note 2 to the Pro Forma Condensed Combined Financial Statements which discusses the Mercury goodwill and its amortizable life; and

•	refer to the above bullet point within the description for pro forma adjustments C and F.

59.	We refer to pro forma adjustment G on page F-33 to record amortization of intangibles of New BlackRock. In this regard, please:

•	disclose the balance of the intangible assets separately from goodwill;

•	state the types of intangible assets acquired and if they are subject to amortization;

•	state the nature of the intangible assets that are recorded as “Other Assets”; and

•	disclose the amortization periods of the various asset categories and how they were determined.

In response to the Staff’s comment, the disclosure has been revised to:

•	state separately intangible assets and its goodwill on the pro forma condensed combined statements of financial condition as of March 31, 2006 and as of December 31, 2006;

•	revise the bullet point assumptions in Note 2 to the Pro Forma Condensed Combined Financial Statements to provide additional explanation concerning the types of intangible assets acquired, whether they are subject to amortization, the amortization period and how the amortization period was determined; and

•	revise Note 4 to the Pro Forma Condensed Combined Financial Statements to provide additional explanation in pro forma adjustment F concerning the types of intangible assets acquired and whether they are subject to amortization.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

There are no intangible assets recorded as “Other Assets” in the Pro Forma Condensed Combined Financial Statements.

60.	We refer to pro forma adjustment H on page F-33 to record the net present value of contingent payments to Merrill Lynch of $43 million. In this regard, please revise to:

•	describe the nature of the contingency that resulted in this contingent payment;

•	discuss the assumptions used to determine the net present value; and

•	discuss whether this contingency is based on earnings or on security prices and how it affects the cost recorded of the acquisition. Refer to paragraphs 28 and 29 of SFAS 141.

Pro forma adjustment H on page F-34 refers to the expected contribution by Merrill Lynch of a portion of New BlackRock’s incentive and retention bonuses payable in three years. At the end of the three year period, Merrill Lynch is expected to pay 50% of the amount of incentive compensation expense between $100 million and $200 million paid by New BlackRock to former MLIM employees over such three year period. The payment is contingent upon New BlackRock paying more than $100 million of incentive compensation to MLIM employees who are retained for the three year vesting period. This arrangement is expected to represent a receivable to the combined company, which would reduce the purchase price of the MLIM business.

In response to the Staff’s comment,:

•	additional language was added in the fifth bullet to Note 2 of the Pro Forma Condensed Combined Financial Statements to discuss the assumptions inherent in the $50 million payment; and

•	additional language was added in Note 4 to the Pro Forma Condensed Combined Financial Statements to provide in pro forma adjustment H an explanation of the discount assumptions used and the nature of the $50 million contingent payment.

61.	We refer to pro forma adjustment J on page F-33 to record the impact of the increased post-merger tax rate. In this regard, please revise the description of this adjustment on page F-38 to separately state the effective tax for federal income tax purposes and the effect of any taxes on international operations.

The increased post-merger effective tax rate is expected to be the result of changes in state tax reporting entities and would include only immaterial adjustments resulting from federal or foreign income tax rates. The Company has revised Note 4 to the Pro Forma Condensed Combined Financial Statements to include this description of the explanation to pro forma adjustment J on page F-39.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

62.	We refer to pro forma adjustment K on page F-33 to reverse accelerated stock compensation for the first quarter of 2006 for $66 million. In this regard, please revise to:

•	describe the terms for issuing the accelerated stock compensation and how the amount was determined;

•	tell us and state if the amount reversed is the estimated non-recurring portion of the stock compensation in excess of what would be considered the recurring additional compensation issued as a result of the merger agreement; and

•	cross reference to additional disclosure in the notes to the financial statements of MLIM.

The $66 million referred to in pro forma adjustment K represents an acceleration of compensation expense as the result of a policy modification made by Merrill Lynch during the first quarter 2006, affecting certain stock incentive awards in addition to the impact of the adoption of SFAS 123R. The Company considers the amount reversed to be the non-recurring portion of MLIM’s stock compensation expense.

In response to the Staff’s comment:

•	a description of the accelerated stock compensation adjustment was included in the description of pro forma adjustment K in Note 4 to the Pro Forma Condensed Combined Financial Statements;

•	a note was added to the description to pro forma adjustment K in Note 4 to the Pro Forma Condensed Combined Financial Statements that states that the reversal is due to compensation expense which management believes is non-recurring; and

•	a cross reference was included in the description to pro forma adjustment K in Note 4 to the Pro Forma Condensed Combined Financial Statements.

63.	We refer to pro forma adjustment L on page F-33 to record the utilization of deferred tax assets. Please revise to describe whether this transaction is related to the merger and the nature of the specific transactions that have resulted in the utilization of these deferred tax assets.

Pro forma adjustment L refers to the utilization of the deferred tax asset related to the tax deductible goodwill from MLIM’s acquisition of the Mercury Asset Management Group, which is expected to be retained in the transaction. The disclosure was revised to include further detail in the explanation to pro forma adjustment L in Note 4 to the Pro Forma Condensed Combined Financial Statements.

64.	We refer to pro forma adjustment A on page F-39 to reclassify investment income to conform to BlackRock presentation. In this regard, please revise the historical financial statements of MLIM to record investment income as non operating income considering they are not part of MLIM’s core operating activities. Refer to Rule 5-03 of Regulation S-X.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

MLIM considers its investments to be a key component of its operating business. Such investments were included in MLIM’s business plans as presented to Merrill Lynch management. As such, we believe it is appropriate to show revenues related to these investments as a component of MLIM’s operating income.

65.	We refer to pro forma adjustment B to eliminate amortization expense on MLIM pre-merger intangible assets. In this regard, please revise the footnote to state:

•	the account that was debited for $1 million in the pro forma income statement for the three-month period ended March 31, 2006 on page F-32 for the difference between the $2 million reversal of general and administrative expense and the increase in income taxes of $l million.

•	the account that was debited for $4 million in the pro forma income statement for the year ended December 31, 2005 on page F-34 for the difference between the $3 million reversal of general and administrative expense and the reduction in income taxes of $1 million.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment B referred to above is now pro forma adjustment 2.

The Company has also included in its explanations for the adjustments referred to above the account debited and a reference to the related pro forma adjustment for the offsetting balance sheet accounts.

66.	We refer to pro forma adjustment C on page F-39 to record the amortization of intangible assets of New BlackRock. In this regard, please revise the footnote to state:

•	the account that was credited for $18 million in the pro forma income statement for the three-month period ended March 31, 2006 on page F-32 for the difference between the $28 million accrual of general and administrative expense and the decrease in income taxes of $10 million.

•	the account that was credited for $71 million in the pro forma income statement for the year ended December 31, 2005 on page F-34 for the difference between the $112 million accrual of general and administrative expense and the reduction in income taxes of $41 million.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment C referred to above is now pro forma adjustment 3.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The Company has also included in its explanations for the adjustments referred to above the account debited and a reference to the related pro forma adjustment for the offsetting balance sheet accounts. Also note that the adjustments for both periods (i.e., $28 million and $71 million) were to amortization of intangible assets and not to general and administrative expense.

67.	We refer to pro forma adjustment D on page F-39 to reclassify minority interest from general and administrative expense to conform to BlackRock presentation. In this regard, please revise the historical financial statements of MLIM for this reclassification or tell us the authoritative basis for recording historical minority interest as part of general and administrative expenses in the historical financial statements of MLIM.

MLIM’s financial statements have been revised in response to the Staff’s comment.

68.	We refer to pro forma adjustment E to adjust basic and diluted shares for stock to be issued to Merrill Lynch. Revise the footnote to explain why the weighted average shares outstanding of New BlackRock is the sum of the shares outstanding as of the end of each annual and interim period and the 65 million new New BlackRock shares to be issued in the merger transaction.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment E referred to above is now pro forma adjustment 5.

The Company has also revised the description to pro forma adjustment 5 to provide an explanation of the weighted average shares for the combined entity.

69.	We refer to pro forma adjustment F to adjust diluted shares for stock to be issued to employees on the close of the transactions. In this regard, please revise to discuss the terms under which the 1.071 million shares were issued as compensation to employees and how they were valued as required by SFAS 123R. Refer to the notes to the financial statements where the compensation agreements are discussed.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment F referred to above is now pro forma adjustment 6.

The awards referred to in pro forma adjustment F are contemplated equity grants to be awarded to MLIM employees who become employees of New BlackRock upon completion of the transactions. No agreement or board resolution has been approved to date. For purposes of the Pro Forma Condensed Combined Financial Statements, the Company assumed a five year cliff vesting term and a grant date of October 1, 2006. In calculating an assumed fair value, the Company assumed a stock price of approximately $135 per share and a grant of 1,071,429 shares for an annualized pre-tax expense of $29 million. The Company also assumed that in 2005 and 2006, this expense was not incremental to MLIM’s current stock compensation expense (including the $50 million

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

payment expected to be received from Merrill Lynch in three years). As such, no pro forma adjustment was made to the pro forma condensed combined income statements to reflect this award, however, the shares were added to the weighted-average diluted earnings per share for the period. No share forfeitures were assumed.

The Company has included additional explanation in Note 2 to the Pro Forma Condensed Combined Financial Statements providing background information regarding this share issuance. The Company has also included additional explanation in the description of pro forma adjustment 6 in Note 4 to the Pro Forma Condensed Combined Financial Statements.

70.	We refer to pro forma adjustment G to record the impact of the increased post-merger tax rate that records an increase in income taxes of $18 million and $58 million for the three-months ended March, 31, 2006 and the 12 months ended December 31, 2005. In this regard, please revise to state in the footnote the nature of the account that is credited for $18 million and $58 million, respectively, for the three-months ended March 31, 2006 and the year ended December 31, 2005 to offset the increase in income tax expense.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment G referred to above is now pro forma adjustment 7.

The Company has also included in its explanations for the adjustments referred to above the account credited and a reference to the related pro forma adjustment for the offsetting balance sheet accounts.

71.	We refer to pro forma adjustment H to reflect imputed interest on the net present value of contingent payments by Merrill Lynch. Refer in the footnote to the fifth bullet point in the first paragraph on page F-37 that discusses the assumptions used to discount the $50 million of contingent payments. Revise to cross reference to the notes to the financial statements where this formation is included. State in the footnote the credit account that is affected by recording this additional interest expense for $1 million for the three-months ended March 31, 2006 and $3 million for the year ended December 31, 2005.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment H referred to above is now pro forma adjustment 8.

The Company has also revised the description of pro forma adjustment 8 in Note 4 to the Pro Forma Condensed Combined Financial Statements to refer to the first bullet point on page F-37, which discusses the assumptions used to discount the $50 million of contingent payments, and to include in its explanations for the adjustments referred to above the account credited and a reference to the related pro forma adjustment for the offsetting balance sheet accounts.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

72.	We refer to pro forma adjustment I to reverse MLIM accelerated stock compensation for the first quarter of 2006. Refer to the eighth bullet point in the first paragraph on page F-37 and to related disclosure in the notes to the financial statements. Revise to state the offsetting credit account that is affected for $66 million with this transaction.

The Company has re-numbered all notes to the pro forma income statements using numerals rather than letters. Adjustment I referred to above is now pro forma adjustment 9.

The Company has also revised the description of pro forma adjustment 9 in Note 4 to the Pro Forma Condensed Combined Financial Statements to include in its explanations for the adjustment referred to above the account credited and a reference to the related pro forma adjustment for the offsetting balance sheet accounts.

Form 10-K of BlackRock for the year ended December 31, 2005

Overview, page 1

73.	We refer to the table of Assets under Management by Asset Class for the five-year period ended December 31, 2005 and the 4-year CAGR for each asset class. In this regard, please tell us and provide the following information:

•	Tell us and explain in future filings why you have changed your method of computing the Compound Annual Growth Rate (“CAGR”) for Assets under Management (“AUM”) to a 4-year period in 2005 from a 5-year period in 2004 as stated in the “Overview” section in the Form 10-K for the year ended December 31, 2004.

•	Explain in this section in future filings the effects of this change on tracking the performance of your AUM in 2005 and on compensation paid related to the growth of AUM.

•	Tell us and revise the Form S-4 to disclose if this change in determining the CAGR has affected the valuation of BlackRock for purposes of the merger agreement with Merrill Lynch.

In previous years, BlackRock presented in its 10-K filings a 5-year CAGR calculation in Item 1, Business, but only showed AUM as of the end of the prior five years. As a result, a reader was unable to recalculate the CAGR from information given in that 10-K since the 5th year opening AUM balance was not presented. In 2005, the Company changed to a 4-year CAGR presentation such that all information was presented to enable the reader to recalculate the 4-year CAGR.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The effects of this change on the 2005 presentation were as follows:

	5-year CAGR	4-year CAGR	Difference
Fixed income	21.1%	22.4%	(1.3)%
Cash management	7.1%	1.9%	5.2%
Equity	10.9%	19.5%	(8.6)%
Alternative investments	48.8%	47.8%	1.0%
Total AUM	17.3%	17.4%	(0.1)%

Since the effect of the change to total AUM was only (0.1%) and the impact on the largest component of AUM (i.e., Fixed Income, which represents 67% of 2005 total AUM) was only 1.3%, management believed that the change was not misleading to readers of the 10-K. Further, since BlackRock does not present comparative CAGR measures, management believes that no explanation for such change is warranted in future filings unless a further change in methodology is made.

Compensation paid by BlackRock is not based on AUM CAGR multiples. Further, since BlackRock was deemed the acquirer in the transactions, BlackRock’s assets were not valued as part of the pro forma process. As such, the change in CAGR had no impact on the Pro Forma Condensed Combined Financial Statements.

74.	We refer to the merger agreement entered into on February 15, 2006 with Merrill Lynch in which they will acquire a 45% voting interest in BlackRock and PNC will decrease its current 70% voting interest to 35% of the combined company. In future filings please include in this section or in Management’s Discussion and Analysis, a discussion of why PNC is the accounting acquirer considering Merrill Lynch will acquire the larger portion of the voting rights in the combined entity. Refer to the factors and circumstances to in paragraph 17 of SFAS 141 for identifying the accounting acquirer.

Please see our response to comment 48 where it was noted that BlackRock, not PNC, is considered by management to be the accounting acquirer in the transactions. Management did not consider the perspective of the ownership of PNC or Merrill Lynch.

The Company will include such explanation regarding its determination of the accounting acquirer in future filings.

Alternate investment products, page 6

75.	We refer to the second paragraph that states the fixed income sector managed in 2005 $7.6 billion in collateralized debt obligation (“CDOs”) some of which were backed by

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

corporate credit default swaps. In this regard, please tell us and discuss in Management’s Discussion and Analysis in future filings any significant risks incurred by the Company in managing CDOs backed by corporate credit default swaps. If material, please consider including a risk factor in the Form 10-K and in the Form S-4 regarding the risks involved.

BlackRock manages three CDOs backed by corporate credit default swaps entered into by these CDOs. These CDOs represent less than 0.5% of BlackRock’s total AUM at June 30, 2006, and BlackRock’s economic risk in such CDOs is limited to $16.7 million, exclusive of the relationship between the performance of the swaps and the amount of BlackRock’s management fees. The CDO in which BlackRock has a $16.7million investment, Pillars, is discussed in Note 6 to BlackRock’s 2005 10-K. As such, we believe our risk in managing such CDOs is immaterial, and therefore requires no for further disclosure. Please see also our response to comment 84 below.

76.	We refer to the last paragraph that states in 2005 BlackRock launched BlackRock Kelso Capital Corporation in concert with Kelso & Company. In this regard, please tell us and discuss in the notes to the financial statements in future filings the nature of the relationship with Kelso and how you account for this relationship.

BlackRock Kelso Capital Corporation (“BKCC”) is a business development corporation founded by BlackRock and principals of Kelso & Company. The asset management company for BKCC, BlackRock Kelso Capital Advisors LLC (“BKCC Advisors”), is owned 37.5% by BlackRock, 37.5% by principals of Kelso and 25% by another group of external investors. BlackRock accounts for its investment in BKCC Advisors under the equity method. BlackRock owns less than a 3% direct interest in BKCC itself and accounts for its interest under the cost method of accounting. The Company has performed an analysis under FIN 46R and is not considered the primary beneficiary of the BKCC structure.

BlackRock has invested a total of $15 million into the BKCC structure, and its earnings to date from such investment have been minimal. As such, BKCC’s investment and earnings were considered immaterial for disclosure in BlackRock’s financial statements. To the extent that BlackRock’s relationship with Kelso becomes material in the future, additional disclosures will be provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

77.	We refer to the non-GAAP adjustment to Revenues, GAAP basis to deduct revenues for “reimbursable property management compensation” for $24 million in 2005. In future filings, please revise the historical revenues to record reimbursements for property management compensation as reductions to compensation expense since they are not classifiable as revenues under SFAS Concept Statement No. 6.

BlackRock owns 100% of BlackRock Realty Advisors, Inc. (formerly SSR Realty, Inc., “Realty”), which provides real estate investment management services and sponsors and manages various real estate private fund products. Realty, in turn, owns 100% of Metric Property Management, Inc., which is a real estate property management company. While property management is not the ultimate business in which Realty is engaged, ownership of Metric is important so that Realty can offer to its investment management clients direct management of the properties in which its real estate funds and separate account clients invest. By contract with the real estate funds and other Realty clients that use Metric, on-site services, including leasing, maintenance and repair, are provided by Metric employees. As such, Metric pays compensation and receives reimbursement from the appropriate real estate fund or other client that owns the property. No profit margin is billed to the funds or other Realty clients for property management compensation as profits are received in the form of management fees that Metric earns with respect to the properties managed.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

CON 6 provides that revenues “are inflows or other enhancements of assets of an entity or settlements of its liabilities…from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” Management believes that the reimbursements of property management compensation fit under this definition and BlackRock has, therefore, appropriately reflected these amounts as Other Revenues within its Consolidated Statements of Income.

In 2005, reimbursements of property management compensation totaled approximately $23.4 million of approximately $1.2 billion in total revenues, or less than 2% of BlackRock’s revenues. Management believes that such revenues are immaterial to the overall consolidated statements of income.

78.	We refer to the non-GAAP adjustment to Operating Income, GAAP basis that add the PNC LTIP funding obligation of $48.6 million in 2005 and $85 million in 2004. In future filings please include a description of the reasons why these adjustments were made regarding the funding by PNC of the LTIP plan with up to four million shares of BlackRock stock surrendered by them. Refer to the second paragraph of the “Overview” section on page 3 and to comment 5 in our letter dated June 15, 2005.

The description referred to in this comment was provided in footnote (b) to such table rather than in footnote (a). In BlackRock’s 10-Q for the period ended March 31, 2006, such description was moved to footnote (a) where it will continue to be provided in all future filings where this non-GAAP information is provided.

Operating results for the year ended December 31, 2005 as compared with the year ended December 31, 2004, page 37

79.	Please tell us and provide in future filings in this section a discussion of operating income and operating margin for 2005 and 2004 similar to that provided in the “Operating Income and Net Income” section of Management’s Discussion and Analysis on page 46 of your 10-K for the year ended December 31, 2004. Consider in your response the following disclosure of operating income and operating margin in the Form 10-K:

•	The operating income for the last five years shown in the “Selected GAAP Financial Results” table in the “Overview” section on page 3.

•	The reconciliation of Operating Income and Operating Margin from a GAAP basis to a non-GAAP basis in the “Overview” section of MD&A on page 28 which you state are effective indicators of management’s ability to employ BlackRock’s resources.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

The discussion of operating income and operating margin included in the MD&A in BlackRock’s 10-K for the year ended December 31, 2004 was not included in the 2005 10-K primarily because the discussion provided readers with no new useful information not already presented within the MD&A. Since all major variances were discussed within the MD&A, the variances in operating income and operating margin are also, by definition, discussed. BlackRock prefers to keep the repetition in its filings to a minimum where possible.

Recent Accounting Developments, page 55

80.	We refer to your reference to the discussion of recent accounting development in Note 1 to the financial statements. In this regard, in future filings, please discuss in this section the expected impact of adopting recently issued accounting standards on understanding the Company’s future results of operations, such as the implementation of SFAS 123R that provides for two different application methods to use upon adoption with varying effects on the financial statements. Refer to SAB Topic 11:M.

To the extent material, BlackRock and New BlackRock will include such information in the Recent Accounting Developments section of future filings.

Management’s Report on Internal Control over Financial Reporting, page F-2

81.	We refer to the following statements in the third paragraph regarding management’s assessment of internal controls over financial reporting as of December 31, 2005:

•	Their assessment and conclusion on the effectiveness of these controls did not include a review of the general computer controls of BlackRock Realty Advisors (“Realty”) whose financial condition and operations are included in the 2005 consolidated financial statements of the Company.

•	They did not assess the effectiveness of ICFR because the acquisition of Realty occurred within one date from the year of the financial statements, as allowed by Commission Guidelines.

•	Realty represented 4.7% of total assets as of 12/31/05 and 8.4% of total revenues for 2005.

We note that the interpretive answer to Question 3 of the OCA Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on ICFR and Certification of Disclosure and Exchange Act Reports states the period from which management may omit an assessment of an acquired business’s internal control over financial reporting may not extend beyond one year from the date of acquisition. In this regard, please tell us why you consider that the assessment of internal controls related to the Realty qualifies for this exclusion considering Realty was acquired in January 2005 and therefore has formed part of the operations of BlackRock for one year after the date of acquisition.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

BlackRock’s management assessment of internal control over financial reporting was made as of December 31, 2005, less than twelve months from January 30, 2005, the date of acquisition of SSRM Holdings, Inc., the parent of Realty. Realty’s operations changed during the period from acquisition to December 31, 2005, making the assessment impractical. BlackRock will next evaluate its internal control over financial reporting for purposes of delivering management’s report December 31, 2006, which report will include Realty. Accordingly, BlackRock believes its report on internal control over financial reporting as of December 31, 2005 is consistent with Question 3 of the OCA Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on ICFR and Certification of Disclosure and Exchange Act Reports.

Consolidated Statements of Income, page F-8

82.	You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

•	how you determined that this is an appropriate presentation; and

•	how you gather costs to make management decisions.

BlackRock, and the investment management industry as a whole, do not aggregate costs by product. BlackRock provides advisory services spanning a broad range of client mandates. Management believes that its financial reporting is consistent with its decision-making process.

Note 1, Significant Accounting Policies, page F-15

Revenue Recognition, page F-17

83.	We refer to your revenue recognition policies regarding performance fees that are recorded upon attaining specified investment return thresholds. In this regard please tell us and state in future filings:

•	your policy regarding reversals of performance fees and related compensation expense if the investment product does not continue to meet specified investment return thresholds; and

•	if there were any performance fees subject to reversal.

Refer to the “Revenue Recognition” section on page F-14 of the Form 10-K for the year ended December 31, 2004. We also note your response to comment 11 in your letter dated July 26, 2005 with respect to your Form 10-K for the year ended December 31, 2005 in which you stated this disclosure would be provided in future filings.

BlackRock’s performance fees are generally based upon performance thresholds as measured at specific dates. Even though the Company may attain a specific threshold before the specified measurement date, revenue is not recognized at that time since the performance period is not complete and, therefore, the revenue is not yet certain to be earned. BlackRock’s contracts generally do not have clawback provisions subsequent to a measurement date so that revenues are locked upon the measurement date.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

As a result of this revenue recognition policy, BlackRock has not had a material reversal of revenues and, as such, does not believe that this is a material accounting policy, nor does it believe that additional disclosures to its 10-K are required.

Note 6, Derivative Instruments, page F-29

84.	We refer to your disclosure regarding the Pillars Synthetic CDO transaction in which the Company has entered into a credit default swap with a financial institution to provide credit protection with respect to a series of credit swap transactions. In this regard, please tell us and discuss in future filings the following:

•	How the credit default swap was determined to be effective in reducing credit risk with respect to a series of credit swap transactions with multiple streams of cash flows and payment dates.

•	State if this is a designated fair value or cash flow hedge under SFAS 133 and describe the related accounting treatment.

•	Describe the quantitative measures you use to assess effectiveness both at inception and on an ongoing basis.

The credit default swap with a financial institution provides the counterparty with credit protection. BlackRock accounts for the Pillars contract as a derivative (i.e., fair value with changes reflected in the income statement) but has not classified this credit default swap as an accounting hedge. As such, no effectiveness testing is performed. BlackRock believes its current disclosures are adequate in this regard.

Note 8, “Borrowings”, page F-32

85.	With respect to the conversion features of the Debentures please provide the following disclosure in future filings:

•	how you considered the requirements of SFAS 150 in accounting for the conversion features of the Debenture.

•	your consideration of EITF 90-19, “Convertible Bonds with Issuer Options to settle for Cash upon Conversion” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.

•	how you will account for the various embedded call and put options under SFAS 133. We note you response to comment 28 in your letter dated July 26, 2005 regarding the Form 10-K for the year ended December 31, 2004.

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

BlackRock has recorded its Debentures as a liability, which is consistent with the definition of obligation contained within SFAS 150.

The Debentures contain the following embedded provisions which were reviewed by management for accounting consequences:

•	conversion rights;

•	conversion rights with make-whole conversion premium;

•	contingent interest payments;

•	call option;

•	put option; and

•	put option upon designated event.

Based on its review, management concluded as follows:

•	the conversion rights do not give rise to an embedded derivative in accordance with the provisions of EITF 90-19. Pursuant to that statement, if the conversion spread meets the criteria outlined in EITF 00-19, no bifurcation is required. Management’s review of the criteria within EITF 00-19 resulted in the conclusion that the Debentures met the criteria within paragraphs 12-32 of that statement;

•	the conversion rights with a make-whole conversion premium do not give rise to an embedded derivative in accordance with the provisions of EITF 90-19 similar to the previous bullet;

•	if the make-whole conversion premium clause was reviewed separately from its conversion feature, the bifurcation conclusion would not be changed pursuant to EITF 01-6 because the contingency provisions leading to the make-whole premium are not based upon an observable market or index and the conversion rate is determined solely with reference to the Company’s stock price. As such, this feature would be considered to be indexed to its own stock and bifurcation would not be required;

•	the contingent interest payments were determined to meet the definition of an embedded derivative and would require bifurcation pursuant to SFAS 133. Management has determined that this derivative currently has no value and would have value only in limited circumstances since the contingent interest feature only begins after the point at which BlackRock may call the debt at any time. As such, management believes that no willing buyer would pay significant value for future revenue streams which are not guaranteed. Management regularly reviews this conclusion to ensure that its conclusions remain accurate;

•	the call option was considered to be clearly and closely related to the host debt instrument and, as such, would not be required to be bifurcated from the host contract;

•	the put option is considered to be clearly and closely related to the host debt instrument and, as such, would not be required to be bifurcated from the host contract; and

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

•	the put option upon designated event is considered to be clearly and closely related to the host debt instrument pursuant to paragraph 61d of SFAS 133 since the contingent put option does not contain a significant premium or discount. As such, this put option would not be bifurcated from the host contract under SFAS 133.

Management notes that there are certain differences between BlackRock’s current position and the position outlined in its letter to the Staff dated July 26, 2005. These differences are with regard to the make-whole conversion rate adjustment and the holders’ second put option (i.e., the put option upon designated event). In December 2005, BlackRock reviewed these provisions, in detail, in conjunction with additional technical literature (i.e., EITF 01-6 and paragraph 61d of SFAS 133) and concluded that bifurcation was no longer required. Prior to that point, BlackRock’s position was that the likelihood of such events occurring was remote and, therefore, the fair value of the embedded derivative was either immaterial or inestimable.

The Company will provide additional information regarding its accounting determinations on these embedded features within its Debentures in future filings and has attached Annex A as a sample of future disclosure in this regard.

*         *         *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (212) 735-2790 should you require further information or have any questions concerning this filing.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	Robert P. Connolly, Esq.
New BlackRock, Inc.
40 East 42nd Street
New York, NY 10022

Mark Webb

United States Securities and Exchange Commission

July 24, 2006

Annex A

The Company performed a review of the conversion rights provisions, the conversion rate adjustment provisions, the contingent interest payment provisions, the call option provision, the put option provision and the designated event put option provision of the debt agreement in accordance with SFAS 133 and determined that no embedded derivatives should be recorded as follows:

Debenture provision	Bifurcated embedded derivative?	Rationale
Conversion rights	No	Conversion spread meets the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

Conversion rate adjustments	No	Provision is indexed to its own stock pursuant to EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock”.

Contingent interest	Yes	Provision has little or no fair value since debt becomes callable prior to contingent interest provision becoming effective.

Call option	No	Clearly and closely related to debt host.

Put option	No	Clearly and closely related to debt host.

Put option upon designated event	No	Clearly and closely related to the debt host pursuant to SFAS 133 since put does not contain significant premium or discount.

Based upon the review performed, the Company has not bifurcated any of the embedded derivatives contained within the Debenture agreement.